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Exhibit 99.1

        [DRAXIS LOGO]

For Immediate Release
September 12, 2002

DRAXIS Appoints Acting President of Manufacturing Subsidiary

MISSISSAUGA, ONTARIO, September 12, 2002—DRAXIS Health Inc. (TSX: DAX; NASDAQ: DRAX) has appointed Mr. Jim Garner to the position of Acting President of DRAXIS Pharma Inc. (DPI), the Company's manufacturing subsidiary, in addition to his current duties as Senior Vice President, Finance and Chief Financial Officer of the parent company.

        Mr. Garner will assume his new responsibilities immediately, to coincide with the upcoming departure of Mr. Dwight Gorham, who has indicated his intention to leave the company, effective November 8th, to pursue other interests. Day-to-day operations of DPI will continue to be managed by the existing team of senior directors, headed up by Mr. Garner. Mr. Gorham will assist Mr. Garner during the transition period.

        "The management and employee team assembled at DPI is highly qualified and fully prepared to execute the business plan to move our manufacturing business into its next phase of growth," stated Dr. Martin Barkin, President and CEO of DRAXIS. "Dwight Gorham has built a strong team and laid a solid foundation at DPI that assures its continued growth as a premier specialty pharmaceutical contract manufacturing enterprise. We wish him well in his future endeavours."

        Dr. Barkin continued, "Jim Garner was a key participant in the decision to invest in the contract manufacturing business in 1998 and since then, as the CFO of DRAXIS, he has been closely involved in the financial management of DPI. I am confident that he will bring to the team a strong focus on the essential fundamentals required for the future success and profitability of this rapidly growing subsidiary."

        Jim Garner joined DRAXIS Health in 1996 and is currently Senior Vice President, Finance and Chief Financial Officer of the parent company. He has previous financial management experience in the manufacturing sector plus ten years of international investment banking. He has earned an MBA and is a Chartered Accountant and a Chartered Business Valuator.

        The senior management staff at DPI who will be working closely with Mr. Garner includes several highly qualified individuals:

        Mohammed Barkat, Quality Director, has been with DPI since 1998 and he has over 20 years experience in the pharmaceutical industry encompassing various quality and manufacturing assignments. He has bachelor and master level degrees in chemistry. He and his team have been instrumental in DRAXIS' achievement of more than 10 FDA approvals for a wide range of products and facilities over the past 18 months.

        Michel Sauvageau, Director of Manufacturing Operations, joined DPI in June 2000 following five years of experience directing production operations in a Canadian-based pharmaceutical firm specializing in sterile products, in addition to prior experience with international healthcare companies. He has earned a post-secondary degree in biochemistry as well as an MBA.

        Bill Gilbert, Technical Director, has 14 years experience in the pharmaceutical industry with a broad background in several disciplines including pharmaceutical validation, technical services, change management and quality assurance. He has earned post-secondary degrees in analytical chemistry and environmental toxicology.

        John Orlando, Director of Logistics, joined DPI earlier this year following a long career highlighted by increasing management responsibilities in the aerospace industry, most recently as a senior manager of supply chain synchronization. He has an undergraduate degree in commerce and an MBA.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

Except for historical information, this news release contains certain forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities.

FOR FURTHER INFORMATION PLEASE CONTACT:

For DRAXIS Health Inc. in Canada: Jerry Ormiston DRAXIS Health Inc. Phone: 877-441-1984 Fax: 905-677-5494	For DRAXIS Health Inc. in the United States: Gino De Jesus / Dian Griesel, Ph.D. The Investor Relations Group Phone: 212-825-3210 Fax: 212-825-3229

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  Exhibit 99.1